UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________

FORM 11-K
______________________________________________________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-37875
________________________________________________________

A.Full title of the plan and address of plan, if different from that of the issuer named below:

FirstBank 401(k) Savings Plan & Trust

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

Report of Independent Registered Public Accounting Firm

Retirement Committee, Plan Administrator and Participants
FirstBank 401(k) Savings Plan and Trust
Nashville, TN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of FirstBank 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

/s/ BDO USA, P.C.
(Formerly Horne LLP)

We have served as the Plan’s auditor since 2020.

Dallas, TX

June 22, 2026

FirstBank 401(k) Savings Plan & Trust
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets
Investments at fair value:
Cash	$27,194	$28,069
Mutual funds	136,578,705	110,103,346
FB Financial Corporation common stock	1,232,546	1,035,290
Total investments at fair value	137,838,445	111,166,705

Receivables:
Notes receivable from participants	131,391	—
Employer contributions	313,415	113,847
Other receivables	6	—
	444,812	113,847

Net assets available for benefits	$138,283,257	$111,280,552

See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2025 and 2024

	2025	2024
Additions
Investment income
Net appreciation in fair value of investments	$17,044,628	$12,133,803
Interest and dividends	2,066,807	2,038,092
Total investment income	19,111,435	14,171,895

Interest income on notes receivable from participants	3,069	55

Contributions
Participants	9,867,424	8,783,653
Employer	5,207,974	3,341,883
Rollovers	6,718,582	2,715,033
Total contributions	21,793,980	14,840,569
Total additions	40,908,484	29,012,519

Deductions
Benefits paid to participants	13,628,280	16,985,430
Administrative expenses	277,499	247,950
Total deductions	13,905,779	17,233,380
Net increase	27,002,705	11,779,139

Net assets available for benefits, beginning of year	111,280,552	99,501,413
Net assets available for benefits, end of year	$138,283,257	$111,280,552

See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2025 and 2024
Note 1. Description of the Plan
The following description of the FirstBank 401(k) Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.
As used in this report, references to “we,” “our,” “us,” “FB Financial,” or the “Company” refer to FB Financial Corporation, a Tennessee corporation, and our wholly owned banking subsidiary, FirstBank, a Tennessee state-chartered bank, unless otherwise indicated or the context otherwise requires. References to “Bank” or “FirstBank” refer to FirstBank, our wholly owned banking subsidiary.
General:
The Plan is a defined contribution plan covering substantially all employees of FB Financial Corporation (the "Plan Sponsor") who have completed 90 days of full-time service or 12 months of part-time service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by State Street Bank and Trust Company (the “Trustee”).
Plan amendments:
Effective January 1, 2025, the Plan was amended to update the employer matching contribution whereby the Company will make matching contributions on a payroll basis in the amount of 100 percent of the first two percent of eligible compensation plus 50 percent of the next four percent of eligible compensation that individual participants contribute to the Plan. Additionally, the Plan was amended effective April 1, 2025 to allow for in-plan Roth conversion contributions.
On July 1, 2025, the Company completed its merger with Southern States Bancshares, Inc. and its wholly-owned subsidiary, Southern States Bank, with the Company continuing as the surviving entity. As a result of the merger, the Plan was amended July 1, 2025 to recognize prior service with Southern States Bank for purposes of eligibility and vesting.
Contributions:
Each year, participants may contribute pre-tax and/or Roth 401(k) after-tax amounts, up to the limitations set forth in the Internal Revenue Code (“IRC”), as defined in the Plan. Additionally, participants who have attained the age of 50 before the end of the plan year are also eligible to make catch-up contributions up to the limitations set forth in the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate initially set at three percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who enter the Plan under the auto-enrollment feature will automatically have their contribution percentage increased by one percent each year up to a maximum of six percent. In accordance with the amendment disclosed above, effective January 1, 2025 the Company makes matching contributions on a payroll basis in the amount of one hundred percent on the first two percent of eligible compensation, as defined, that individual participants contribute to the Plan, plus fifty percent of the next four percent of eligible compensation that individual participants contribute to the Plan.
Participant accounts:
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2025 and 2024
Note 1. Description of the Plan, Continued
Vesting:
Participants are vested immediately in their voluntary contributions plus earnings thereon. Vesting in the Plan Sponsor’s matching contribution portion of their accounts is based on years of continuous service. Vesting is on a ratable, three-year graduated basis, and participants are 100 percent vested after three years of credited service or upon permanent disability or death.
Notes receivable from participants:
As a result of the Company’s acquisition, participants that had both an account balance in their previous employer’s plan and an account that included a note receivable had these notes receivable transferred to the Plan. The loans are secured by the balance in the participant’s account and bear interest at 2% above the Prime Rate in place at the loan origination date. On December 31, 2025, the interest rate on all outstanding participant loans ranged from 5.25% to 10.50% with maturity dates ranging from January 2026 to March 2030. The interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. On December 31, 2025, the Company executed an eighth amendment to the adoption agreement permitting participant loans under the plan effective January 1, 2026.
Payment of benefits:
On termination of service, a participant will receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount as provided by the Plan. Hardship distributions are permitted upon demonstration of financial hardship, as defined. All fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Forfeited accounts:
At December 31, 2025 and 2024, forfeited accounts that have not been utilized totaled $10,136 and $15,779, respectively. These accounts are used to a) pay plan expenses, and b) reduce future Plan Sponsor contributions. Plan expenses of $74,032 and $62,483 were paid from forfeited accounts for the years ended December 31, 2025 and 2024, respectively. There were no reductions to Plan Sponsor contributions due to forfeited accounts for the years ended December 31, 2025 and 2024.
Note 2. Summary of Significant Accounting Policies
Basis of accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of estimates:
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Contributions:
Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.
Investment valuation and income recognition:
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2025 and 2024
Note 2. Summary of Significant Accounting Policies, Continued
Investment valuation and income recognition, continued:
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024 related to these notes receivable.
Payment of benefits:
Benefits are recorded when paid.
Expenses:
Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements. Fees related to the administration of distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.
Note 3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability; and

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 or 2024.
Cash: Consists of both interest-bearing and non-interest bearing accounts held by the Trustee. Interest-bearing and non-interest bearing accounts are considered highly liquid with maturities of three months or less when purchased.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2025 and 2024
Note 3. Fair Value Measurements, Continued
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
FB Financial Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Cash	$27,194	$—	$—	$27,194
Mutual funds	136,578,705	—	—	136,578,705
FB Financial Corporation common stock	1,232,546	—	—	1,232,546
	$137,838,445	$—	$—	$137,838,445

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Cash	$28,069	$—	$—	$28,069
Mutual funds	110,103,346	—	—	110,103,346
FB Financial Corporation common stock	1,035,290	—	—	1,035,290
	$111,166,705	$—	$—	$111,166,705

Note 4. Related-Party and Party in Interest Transactions
Participants have the ability to invest up to 20 percent of their respective plan accounts into the Plan Sponsor’s common stock. At December 31, 2025 and 2024, the Plan held 22,089 and 20,053 shares, respectively, of the Plan Sponsor’s common stock. The Plan recorded dividend income related to Plan Sponsor common stock of $16,066 and $13,247 during the years ended December 31, 2025 and 2024, respectively.
Certain Plan investments are managed by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to TransAmerica Retirement Solutions, LLC totaling $181,988 and $155,154 for the years ended December 31, 2025 and 2024, respectively, which were not covered by revenue sharing and are included in administrative expenses. The Plan Sponsor directly pays any other fees related to the Plan’s operations.
Note 5. Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2025 and 2024
Note 6. Tax Status
The Plan Sponsor has adopted the Plan based on a non-standardized pre-approved plan document sponsored by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, that states that the form of the pre-approved plan is acceptable under Section 401 of the IRC. The Plan has been amended since the pre-approved plan received the opinion letter. The Plan Sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2025 statement of net assets available for benefits.
Note 8. Subsequent Events
Subsequent events have been evaluated through the date the financial statements were available to be issued and all necessary disclosures have been included.

FirstBank 401(k) Savings Plan & Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) EIN 62-1216058, Plan No. 001
As of December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, and par or maturity value	Cost	Current value

*	State Street Bank & Trust Co.	Cash Reserve Account		$27,194

	Common Stock
*	FB Financial Corporation	FB Financial Corporation common stock	**	$1,232,546

	Mutual Funds
	Allspring	Special Mid Cap Value R6	**	$743,257
	American Funds	American Funds 2010 Trgt Date Retire R6	**	892,688
	American Funds	American Funds 2015 Trgt Date Retire R6	**	1,084,896
	American Funds	American Funds 2020 Trgt Date Retire R6	**	2,332,374
	American Funds	American Funds 2025 Trgt Date Retire R6	**	5,861,649
	American Funds	American Funds 2030 Trgt Date Retire R6	**	14,870,410
	American Funds	American Funds 2035 Trgt Date Retire R6	**	20,023,374
	American Funds	American Funds 2040 Trgt Date Retire R6	**	11,885,957
	American Funds	American Funds 2045 Trgt Date Retire R6	**	11,811,787
	American Funds	American Funds 2050 Trgt Date Retire R6	**	9,037,361
	American Funds	American Funds 2055 Trgt Date Retire R6	**	6,226,413
	American Funds	American Funds 2060 Trgt Date Retire R6	**	4,281,785
	American Funds	American Funds Balanced R6	**	1,062,664
	American Funds	America Funds American High Income Trust R6	**	343,065
	American Funds	American Funds New Perspective R6	**	3,515,775
	Brandes	Brandes International Equity Fund R6	**	1,198,763
	Federated	Federated Hermes MDT Mid Cap Growth Fund R6	**	687,787
	Harbor	Harbor Small Cap Growth Retirement	**	2,350,388
	JPMorgan	JPMorgan Large Cap Growth R6	**	9,898,876
	Macquarie	Macquarie Small Cap Value Institutional	**	402,567
	MFS	MFS Total Return Bond R6	**	886,642
	Putnam	Putnam Large Cap Value R6	**	3,119,959
	Schwab	Schwab Small Cap Index	**	1,755,911
	Vanguard	Vanguard 500 Index Adm	**	12,370,895
	Vanguard	Vanguard Federal Money Market	**	3,265,589
	Vanguard	Vanguard LifeStrategy Conservative Growth	**	28,648
	Vanguard	Vanguard LifeStrategy Growth	**	1,386,302
	Vanguard	Vanguard LifeStrategy Income	**	62,000
	Vanguard	Vanguard LifeStrategy Moderate Growth	**	529,696
	Vanguard	Vanguard Mid Cap Index Adm	**	2,953,779
	Vanguard	Vanguard Short Term Investment Grade Adm	**	1,707,448
	Total mutual funds			136,578,705

	Total investments at fair value			137,838,445

*	Notes receivable from participants	5.25% to 10.50%		131,391

				$137,969,836
*	Indicates a party-in-interest to the Plan
**	Cost information omitted due to participant directed funds

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstBank 401(k) Savings Plan and Trust

/s/ Mark Hickman
June 22, 2026	Mark Hickman Chairman of the Retirement Committee of the Company

/s/ Michael M. Mettee
June 22, 2026	Michael M. Mettee Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, P.C.